 NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, June 26, 2007 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its second quarter dividend of US$0.01 per share.  Shareholders of record at the close of business on Friday, June 29, 2007 will be entitled to receive payment of this dividend on Monday, July 16, 2007.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Argentina and Central America.  Yamana is producing gold at intermediate company production levels in addition to significant copper production.  Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.
Peter Marrone
Chairman & Chief Executive Officer
(416) 815-0220
Email: investor@yamana.com

OR

Yamana Gold Inc.
Jodi Peake
Director, Investor Relations
(416) 815-0220
Email: investor@yamana.com
www.yamana.com